KB HOME
10990 Wilshire Boulevard
Los Angeles, California 90024

May 17, 2019
Mr. Dale Welcome
Division of Corporation Finance
Office of Manufacturing and Construction
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010

Re:	KB Home
Form 10-K for the Fiscal Year Ended November 30, 2018
Filed January 24, 2019
Form 10-Q for the Fiscal Quarter Ended February 28, 2019
Filed April 5, 2019
File No. 001-09195
Dear Mr. Welcome:
This letter responds to the comments of the staff (“Staff”) of the Division of Corporation Finance Office of Manufacturing and Construction of the Securities and Exchange Commission (“Commission”) contained in your letter dated May 6, 2019 regarding our Annual Report on Form 10-K for the fiscal year ended November 30, 2018 that we filed with the Commission on January 24, 2019 and Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 2019 that we filed with the Commission on April 5, 2019 (“Form 10-Q”).
Below we have reprinted the comments in bold, followed by our responses.
Form 10-Q for the Fiscal Quarter Ended February 28, 2019
Financial Statements

Note 1.	Basis of Presentation and Significant Accounting Policies
Adoption of New Accounting Pronouncement, page 6

1.
We note your disclosure that the costs of sales incentives in the form of free or discounted products or services to homebuyers, including option upgrades and closing cost allowances used to cover a portion of the fees and costs charged to a homebuyer, are reflected as construction and land costs. Please tell us how you considered the guidance in ASC 606-10-32-25 through 27 in your determination that these sales incentives should be reflected as costs rather than as a reduction of the transaction price. Please address this comment as it relates to each type of incentive and identify the distinct good or service a customer transfers to you.

Response:
From time to time, we offer sales incentives in the form of free or discounted products or services provided to homebuyers. When provided to a homebuyer, sales incentives in the form of free or discounted products or services are identified in our home sale contract with the homebuyer as an intrinsic part of our single performance obligation to deliver and transfer title to their home (i.e., they are not separate performance obligations).
ASC 606-10-32-2 provides that the transaction price with a customer is based on the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to the customer.

The transaction price stated in our home sale contract with a homebuyer is the consideration we receive for all products and services, inclusive of any free or discounted products or services, we promise to transfer to the homebuyer under the contract and, therefore, per ASC 606-10-32-1 is the amount of revenue we recognize for the home sale. Accordingly, there is no associated revenue from a home sale for any included free products or services, and for a home sale with discounted products or services, the associated revenue inherently reflects the corresponding discounts.
The costs we pay to provide any sales incentives in the form of free or discounted products or services to a homebuyer are included in construction and land costs, that is, cost of sales, when the relevant home sale is closed and title passes to the homebuyer, concurrent with our recognition of revenue for the home sale. This is discussed further below for the primary sales incentives of this type that we provide to homebuyers — option upgrades and closing cost allowances.
Option upgrades. Under our business model, our homebuyers may select from thousands of option upgrades we offer at our new home communities to personalize their home. Examples of option upgrades that our homebuyers may select include but are not limited to: room conversions; ceiling fans; higher-quality garage doors, appliances, flooring, cabinets, counter tops and faucets; decorative interior and exterior lights; and security systems. We may provide option upgrades to homebuyers for free or at a discounted price to promote sales. The cost of providing a free or discounted option upgrade as a sales incentive is the amount we pay to our subcontractors to supply and install the option upgrade. We currently account for the cost of option upgrades based on the guidance provided in ASC 970-360-25-2, which states, “Project costs clearly associated with the acquisition, development, and construction of a real estate project shall be capitalized as a cost of that project.” In accordance with this guidance, we capitalize the costs of free or discounted option upgrades to inventories when incurred and recognize them in construction and land costs, concurrent with our recognition of revenue for the related home sale.
Closing cost allowances. Closing costs typically consist of non-recurring fees, such as escrow fees, title costs and recording fees, charged by third parties in connection with a home sale closing and the transfer of title to the homebuyer. The determination of the closing costs that are paid by the homebuyer or us in our home sale transactions is generally a matter of negotiation. Our payment of closing costs that may otherwise be paid by a homebuyer is considered a cost for a product or service provided to the homebuyer. These closing cost allowances are reflected in construction and land costs, concurrent with our recognition of revenue for the related home sale, and have been immaterial to our consolidated financial statements. For the fiscal quarter ended February 28, 2019, closing cost allowances represented 0.8% of homebuilding revenues. For the fiscal years ended November 30, 2018, 2017 and 2016, closing cost allowances represented 0.7%, 0.6% and 0.6% of homebuilding revenues, respectively.
Consideration of ASC 606-10-32-25 through ASC 606-10-32-27. Generally, under the guidance in ASC 606-10-32-25 through ASC 606-10-32-27, any consideration payable to a customer in a transaction should be accounted for as a reduction of the transaction price and, therefore, of revenue, unless the payment to the customer is in exchange for a distinct good or service that the customer transfers to the entity. Consideration payable to a customer includes cash amounts or equity instruments that an entity pays or grants, or expects to pay or grant, to the customer (or to other parties that purchase the entity’s goods or services from the customer). Consideration payable to a customer also includes credit or other items that can be applied against amounts owed to the entity (or to other parties that purchase the entity’s goods or services from the customer).
We believe the amounts we pay to third parties in providing free or discounted products or services as sales incentives do not constitute consideration payable to our customers or to other parties that purchase our goods or services from our customers. In providing such sales incentives, we do not pay, or expect to pay, consideration (including cash amounts or equity instruments) to our homebuyers or to other parties that purchase our goods or services from our homebuyers, nor do we provide credit or other items that can be applied against amounts owed to us or other parties that purchase our goods or services from our homebuyers. Moreover, our homebuyers do not transfer any distinct good or service to us to receive these sales incentives. Therefore, the guidance in ASC 606-10-32-25 through ASC 606-10-32-27 does not apply to these types of sales incentives. As a result, we reflect the amounts we pay to provide these sales incentives as construction and land costs and not as a reduction of the transaction price.
Future Filings. In future filings, we will revise our disclosure to clarify that the costs of any sales incentives in the form of free or discounted products and services provided to homebuyers are reflected as construction and land costs because such incentives are identified in our home sale contracts with homebuyers as an intrinsic part of our single performance obligation to deliver and transfer title to their home for the transaction price stated in the contracts.

2.
We note your disclosure: “In instances where we have a material performance obligation(s) under a land sale contract to perform land development work after the closing date, a portion of the transaction price is allocated to such performance obligation(s) and is recognized as revenue when and as such obligation(s) is (are) completed. While the payment terms for such a performance obligation(s) vary, the final payment is generally received when we have completed our land development work and it has been accepted by the land buyer.” Please address the following:

•	Explain the nature of the land development work and describe your analysis under ASC 606-10-25-19 in determining that the land and the land development work are distinct; and
Response:
Land sale transactions are made pursuant to contracts under which we typically have a performance obligation(s) to deliver the specified land parcel(s) to the buyer when closing conditions are met. Revenues from land sales are recognized when we have satisfied the performance obligation(s) within the contract by transferring control of the specified land parcel(s), which is generally when title to and possession of the applicable land parcel(s) and the risks and rewards of ownership are transferred to the land buyer as of the close of escrow date.
In some cases, which have historically occurred infrequently and in only one instance since we adopted ASC 606, we agree to perform specified land development work for the land buyer after the land sale transaction closes escrow (“post-closing land development work”). Post-closing land development work may involve the completion of infrastructure, such as utilities installation, including sewer, water, and storm drain systems, and/or constructing streets, including curbs, gutters and sidewalks; grading or making other improvements to the land; and/or obtaining certain entitlements (e.g., lot line adjustments, recording a tentative or final map, securing easements, etc.).
When we agree in a land sale contract to perform post-closing land development work, we consider whether the delivery of the applicable land parcel(s) to the buyer at the close of escrow and the post-closing land development work are separate performance obligations for purposes of revenue recognition under ASC 606. If we determine they are distinct promises that are material within the context of the land sale contract, each is identified as a separate performance obligation.
ASC 606 outlines a two-step process for determining whether a promised good or service is distinct. Per ASC 606-10-25-19, “A good or service that is promised to a customer is distinct, if both of the following criteria are met:

a.
The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (that is, the good or service is capable of being distinct).

b.
The entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (that is, the promise to transfer the good or service is distinct within the context of the contract).”

In this context, criterion “a.” is met with respect to the land sale portion of such a land sale contract because when title to and possession of the land parcel(s) and the risks and rewards of ownership are transferred to the land buyer at the close of escrow, the buyer can independently benefit from owning and controlling the land parcel(s) through market price appreciation, or by selling the property or pledging the property as collateral in a financing transaction, among other things, whether or not we perform any post-closing land development work. Further, if we did not perform any post-closing land development work, the land buyer could hire other parties to perform development work to benefit the property. Criterion “a.” is also met for the post-closing land development work portion of such a land sale contract because such work provides a discrete benefit to the land buyer apart from ownership and control of the property by increasing the usefulness and value of the land parcel(s) and may be performed in whole or in part by us or other parties through a separate arrangement.
In addition, criterion “b.” is met for such a land sale contract because the nature of our promise is to separately transfer to the land buyer: (1) title to and possession of the land parcel(s) and the risks and rewards of ownership at the close of escrow, and (2) the various improvements to the land parcel(s) within the scope of the agreed-upon post-closing land development work. That is, under such a land sale contract, each of these is a separate obligation with its own separate consideration and timeframe for performance and payment. We typically receive the consideration for the sale of the land parcel(s) as of the close of escrow date and receive the consideration for the post-closing land development work when the agreed-upon performance is completed, with the land buyer retaining ownership and control of the land parcel(s) regardless of whether we complete the post-closing land development work.

•
Explain the nature of the acceptance provisions of the land development work by land buyers and describe your analysis under ASC 606-10-25-30 and ASC 606-10-55-85 through ASC 606-10-55-88 in determining that recognizing revenue for the land sale prior to buyer acceptance is appropriate.

We evaluate the facts and circumstances of each land sale contract in determining the amount and timing of revenues to recognize. When we determine that the performance obligations related to the delivery of the applicable land parcel(s) at the close of escrow and post-closing land development work are distinct promises that are material within the context of the relevant land sale contract, we apply the guidance in ASC 606-10-25-27 through ASC 606-10-25-29 (when an entity satisfies the performance obligation over time) and ASC 606-10-25-30 (when an entity satisfies the performance obligation at a point in time) in considering when to recognize the associated revenue for the contract. An obligation is satisfied over time if “a. the customer simultaneously receives and consumes the benefits provided by the entity’s performance as the entity performs; b. the entity’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or c. the entity’s performance does not create an asset with an alternative use to the entity and the entity has an enforceable right to payment for performance completed to date.” Otherwise, a performance obligation is considered satisfied at a point in time.
In also applying ASC 606-10-55-85 through ASC 606-10-55-88, which discuss consideration of customer acceptance clauses in evaluating when a customer obtains control of a good or service, we believe the determination of when a land buyer accepts delivery of and takes control of the applicable land parcel(s) is objectively determinable at a point in time — the close of escrow date — when title to and possession of the land parcel(s) and the risks and rewards of ownership are transferred to the land buyer. At this time, the land buyer can independently benefit from owning and controlling the land irrespective of whether any post-closing land development work is performed. As a result, we recognize revenue for the delivery of the land parcel(s) at a point in time, the close of escrow, in accordance with ASC 606-10-25-30.
For post-closing land development work, as we enhance the property a land buyer owns and controls through the course of our performance of the work, the land buyer receives those benefits and we simultaneously establish an enforceable right to payment for such performance as it is completed. We believe we can objectively determine when control of post-closing land development work has transferred to the land buyer as the work is performed based on our extensive experience in performing and completing similar work on our own land parcels and to the agreed-upon specifications detailed in a relevant land sale contract, including satisfying applicable permit and inspection requirements of government agencies or third parties. As a result, the land buyer obtains control over the post-closing land development work incrementally as it is performed and, accordingly, we recognize revenue for such work over time in accordance with ASC 606-10-25-27 through ASC-10-25-29, which is generally prior to formal acceptance of all land development work by the land buyer.

Upon the completion of our post-closing land development work, we normally provide a notice of completion to the land buyer. The land buyer’s formal acceptance of post-closing land development work is based on objective criteria established under the land sale contract, typically with an escrow agent or us receiving written notice that we have fulfilled our land development performance obligation. At that time, the land buyer’s payment of the remaining consideration is remitted to us directly or through the escrow agent.
Based on the foregoing, for land sale transactions where the delivery of the applicable land parcel(s) and post-closing land development work are distinct promises that are material within the context of the relevant contract, we believe that separately recognizing revenue for the delivery of the land at the close of escrow and for post-closing land development work as such work is performed is appropriate, with each based on the discrete transfer of control of these independent items to the land buyer and the objective criteria established under the land sale contract.
Future Filings. In future filings, we will revise our disclosure to clarify that we evaluate each land sale contract to determine our performance obligation(s) under the contract, including whether we have a distinct promise to perform post-closing land development work that is material within the context of the contract, and that we use objective criteria to determine when (or as) our applicable performance obligations are completed.

3.
We note you disclose customer deposits as of each balance sheet date. Please tell us how you considered ASC 606-10-50-8b, which requires disclosure of the amount of revenue recognized during the period that was included in customer deposits as of the beginning of the period.

Response:
Per ASC 606-10-25-2, “A contract is an agreement between two or more parties that creates enforceable rights and obligations. Enforceability of the rights and obligations in a contract is a matter of law. Contracts can be written, oral, or implied by an entity’s customary business practices. The practices and processes for establishing contracts with customers vary across legal jurisdictions, industries, and entities. In addition, they may vary within an entity (for example, they may depend on the class of customer or the nature of the promised goods or services). An entity shall consider those practices and processes in determining whether and when an agreement with a customer creates enforceable rights and obligations.”
Our home sale contracts are entered into and generally require homebuyers to pay a nominal deposit at contract signing, approximately five to six months before their home sale closes escrow. These homebuyer deposits have been immaterial to our consolidated financial statements. For the fiscal quarter ended February 28, 2019, customer deposits as of the beginning of the period totaled $19.5 million and represented 2.4% of homebuilding revenues. For the fiscal years ended November 30, 2018, 2017 and 2016, customer deposits as of the beginning of the period totaled $16.9 million, $18.2 million and $14.6 million, respectively, and represented 0.4% of homebuilding revenues in each of those years.
Though we require our homebuyers to make such advance deposits, homebuyers may cancel their home sale contracts with us prior to the anticipated close of escrow for various personal reasons and we generally have not required them to perform by completing the purchase of the home. We retain or refund homebuyer deposits on cancelled home sale contracts, depending on the circumstances. Given these practices and processes, we believe our home sale contracts do not meet the criteria to be considered contracts with a customer under ASC 606-10-25-2 until the close of escrow of the home. Therefore, while we disclosed the amount of customer deposits related to sold but undelivered homes at February 28, 2019 and November 30, 2018 in our Form 10-Q, we do not consider such deposits to be contract liabilities. As a result, we believe ASC 606-10-50-8b, which requires an entity to disclose the amount of “revenue recognized in the reporting period that was included in the contract liability balance at the beginning of the period,” is not applicable for our customer deposits.

* * *

We acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe this letter appropriately responds to each of the Staff’s comments in the May 6, 2019 letter. If you have any further comments or questions, please do not hesitate to contact me at 310-231-4014, Brian J. Woram, our Executive Vice President and General Counsel at 310-231-4040, or William R. Hollinger, our Senior Vice President and Chief Accounting Officer, at 310-231-4028.
Sincerely,
/s/ JEFF J. KAMINSKI
Jeff J. Kaminski
Executive Vice President and Chief Financial Officer

cc:	U.S. Securities and Exchange Commission
Anne McConnell

KB Home
Brian J. Woram, Executive Vice President and General Counsel
William R. Hollinger, Senior Vice President and Chief Accounting Officer